XL Group
Insurance	One Bermudiana Road
Reinsurance	Hamilton HM08
P.O. Box HM 2245
Hamilton HMJX
Bermuda
Phone: +1 441 292 8515
Fax: +1 441 292 8618
www.xlgroup.com

October 4, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

RE:	SEC Letter dated September 20, 2012
XL Group plc, Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File Number 001-10804

Dear Mr. Rosenberg:

We respectfully submit the following responses to the comments included in your letter dated September 20, 2012, restated below for your reference, relating to the staff’s review of XL Group plc’s, an Irish public limited company (the “Company’s”), Form 10-K for the Fiscal Year Ended December 31, 2011.

Notes to Consolidated Financial Statements
22 Taxation, page 203

1.

You state that no withholding taxes are accrued with respect to the earnings of your subsidiaries arising outside the U.S., as it is the intention that all such earnings will remain reinvested indefinitely. Please provide us proposed disclosure to be included in future periodic reports that complies with ASC 740-30-50-2 b. and c.

Response: In response to the staff’s comment, we note at the outset that the Company is an Irish domiciled company. We respectfully submit that the Company’s corporate structure and related tax laws are such that distribution of earnings from subsidiaries located outside of the U.S. would not be subject to significant incremental taxation. We believe that a calculation of the potential withholding tax liability associated with our undistributed earnings outside of the U.S. is not practicable at this time because:

•	Regulatory and other requirements in multiple jurisdictions will significantly impact the Company’s ability to repatriate undistributed earnings, the timing of any repatriation and the method.

•

There are a wide variety of methods available to effect a repatriation of earnings of our subsidiaries located outside of the U.S., each with potentially differing withholding tax consequences. Significant judgment would be required to calculate the withholding tax impact of each repatriation since the withholding tax liability will depend on the method deployed in each case.

Therefore, in accordance with ASC 740-3-50-2(c), we plan to include the following additional disclosure in our Annual Report on Form 10-K for the year ended December 31, 2012:

XL Group plc | Directors: R. Ayer (US), D.R. Comey (US), R.R. Glauber (US), V.G. Gooding (UK), H.N. Haag (CH), S.B. Labarge (CA), J. Mauriello (US), M.S. McGavick (US), E.M. McQuade (US), C.S. Rose (US), J.M. Vereker (UK), Reg. Office: 1 Hatch Street Upper, Dublin 2, Registered in Dublin, Ireland Reg No. 482042

“The Company’s current corporate structure is such that distribution of earnings from subsidiaries located outside of the United States would not be subject to significant incremental taxation. It is not practicable to estimate the amount of additional withholding taxes that might be payable on such earnings due to a variety of factors, including the timing, extent and nature of any repatriation.”

2.

Please provide us proposed disclosure to be included in future periodic reports to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

Response: In response to the staff’s comment, the Company will include a table within its Taxation note in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 that discloses the amount of income (loss) before taxes for U.S. and Non-U.S. operations in the following format:

Year Ended December 31 (U.S. dollars in thousands)	2012		2011		2010

Income (loss) before income tax:
U.S	$	x,xxx	$	x,xxx	$	x,xxx
Non-U.S		x,xxx		x,xxx		x,xxx

Total	$	x,xxx	$	x,xxx	$	x,xxx

23 Statutory Financial Data, page 206

3.	Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:
•

We believe that your inclusion of terms “preliminary” and “subject to revision” because many regulatory returns “are due later in 2012” is not appropriate. We do not believe that the timing of filing your statutory financial statements should affect the amounts required to be disclosed in your GAAP financial statements. Please confirm that you will not include this exculpatory language in future filings and provide us disclosure you would propose.

	•	Disclose the amount of statutory net income or loss for each period as required by rule 7.03(a)(23)(c) of Regulation S-X.
	•	Disclose the amount of consolidated retained earnings restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.
•

Disclose the amount of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year or otherwise disclose how your current disclosure meets the objective of Rule 4-08(e)(3)(ii) of Regulation S-X.

Response: In response to the staff’s comment, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, we will remove the terms “preliminary” and “subject to revision” within the Statutory Financial Data footnote. In addition, we will include a table disclosing the statutory net income or loss of each of the Company’s principal operating subsidiaries for each period an income statement is presented in the following format:

Statutory net income (loss) for the principal operating subsidiaries of the Company for the years ended December 31, 2012, 2011 and 2010 is as follows:

Statutory net income (loss) (U.S. dollars in thousands)	2012		2011		2010

Bermuda	$	x,xxx	$	x,xxx	$	x,xxx
U.S	$	x,xxx	$	x,xxx	$	x,xxx
U.K., Europe and Other	$	x,xxx	$	x,xxx	$	x,xxx

With respect to the staff’s comments pertaining to Rule 4-08(e)(1) of Regulation S-X, we respectfully submit that restrictions over the extent to which the group holding companies may or may not have the ability to pay dividends, make payments on our debt securities or make other payments are not based upon U.S. GAAP consolidated retained earnings. The Company’s consolidated retained earnings are limited by applicable laws and regulations of the various jurisdictions in which the Company’s principal operating subsidiaries operate, certain additional required regulatory approvals and financial covenants contained in the Company’s letters of credit and revolving credit facilities. The Company proposes to include revised disclosure within the Statutory Financial Data footnote in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 as included in Appendix I to this letter in response to the staff’s comment.

In addition to the information provided above and included within our revised note disclosure, we respectfully submit that the Company believes that its investors, analysts and others review the Statutory Financial Data footnote to determine whether the Company’s subsidiaries are meeting, or exceeding, their minimum statutory capital requirements, and whether there are dividend capacity issues or dividend restrictions on those subsidiaries arising from the applicable laws, regulations and other requirements of the various countries in which such subsidiaries operate.

The Company believes that the current disclosure, which includes required capital and surplus, actual statutory capital and surplus, and the amounts that can be paid up to our holding companies from our principal operating subsidiaries taking into account the minimum statutory capital levels required in each principal operating subsidiary by the various regulatory authorities, satisfies the requirement of Rule 4-08(e)(3)(ii) of Regulation S-X.

The Company’s current disclosure focuses on statutory capital and surplus as the basis upon which restrictions on net assets for our principal operating subsidiaries are determined. The difference between statutory financial statements and statements prepared in accordance with U.S. GAAP varies by jurisdiction; however, the primary difference is that statutory financial statements do not reflect deferred policy acquisition costs, certain deferred income tax net assets, certain intangible assets, unrealized appreciation on investments and any unauthorized/authorized reinsurance charges.

It is the Company’s position that to the extent our principal operating subsidiaries are meeting all of their required statutory obligations, the disclosure in attached Appendix I of the amount of the Company’s distributable reserves at the ultimate parent holding company level, along with the disclosure of the net cash and investments held by our holding companies, and the amounts that can be paid up to our holding companies from our principal operating subsidiaries taking into account the minimum statutory capital levels required in each principal operating subsidiary by the various regulatory authorities meets the objectives of Rule 4-08(e) of Regulation S-X.

*     *     *     *     *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact me at +1 (441) 294-7385.

Yours sincerely,

/s/ Stephen Robb
Stephen Robb
Corporate Controller

Proposed Revisions to “Statutory Financial Data” Note	APPENDIX I

(Insertions to the disclosure included in the Company’s 2011 Annual Report on Form 10-K are indicated in blue double underlined text; deletions are indicated in red stricken text)

23. STATUTORY FINANCIAL DATA

          The Company’s ability to pay dividends ~~is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends~~ or return capital from shareholders’ equity is limited by applicable laws and ~~statutory requirements~~ regulations of the various ~~countries~~ jurisdictions in which the ~~Company operates,~~ Company’s principal operating subsidiaries operate, certain additional required regulatory approvals and financial covenants contained in the Company’s letters of credit and revolving credit facilities. The payment of dividends to the holding companies by the Company’s principal operating subsidiaries is regulated under the laws of various jurisdictions including Bermuda, the U.K., Ireland and Switzerland and certain insurance statutes of various states in the United States in which the principal operating subsidiaries are licensed to transact business and the other jurisdictions where the Company has regulated subsidiaries. Statutory capital and surplus for the principal operating subsidiaries of the Company for the years ended December 31, 2011 and 2010 are summarized below: ~~2011 information is preliminary as many regulatory returns are due later in 2012 for many jurisdictions in which the Company does business, and accordingly, 2011 information summarized below is subject to revision.~~

	Bermuda (1)		U.S. (2)		U.K., Europe and Other

(U.S. dollars in thousands)	2011	2010	2011	2010	2011	2010

Required statutory capital and surplus	$4,923,801	$4,687,988	$637,799	$640,834	$1,132,821	$1,141,884
Actual statutory capital and surplus (3)	$9,140,393	$9,159,021	$2,093,694	$2,273,711	$3,197,220	$3,211,204

(1)	Required statutory capital and surplus represents 100% BSCR level for principal Bermuda operating subsidiaries.
(2)	Required statutory capital and surplus represents 100% RBC level for principal U.S. operating subsidiaries.
(3)	Statutory assets in Bermuda include investments in other U.S. and international subsidiaries reported separately herein.

          The difference between statutory financial statements and statements prepared in accordance with GAAP varies by jurisdiction, however, the primary difference is that statutory financial statements do not reflect deferred policy acquisition costs, deferred income tax net assets, intangible assets, unrealized appreciation on investments and any unauthorized/authorized reinsurance charges.

          Certain ~~statutory~~ restrictions on the payment of dividends from retained earnings by the Company’s principal operating subsidiaries are further detailed below.

          Management has evaluated the principal operating subsidiaries’ ability to maintain adequate levels of statutory capital, liquidity and rating agency capital and believes they will be able to do so. In performing this analysis, management has considered the ~~current~~ most recent statutory capital position of each of the principal operating subsidiaries as well as the ability of the holding ~~company~~ companies to allocate capital and liquidity around the group as and when needed.

Bermuda Operations

          In early July 2008, the Insurance Amendment Act of 2008 was passed, which introduced a number of changes to the Bermuda Insurance Act 1978, such as allowing the Bermuda Monetary Authority (BMA) to prescribe standards for an enhanced capital requirement and a capital and solvency return that insurers and reinsurers must comply with. The Bermuda Solvency Capital Requirement (BSCR) employs a standard mathematical model that can relate more accurately the risks taken on by (re)insurers to the capital that is dedicated to their business. Insurers and reinsurers may adopt the BSCR model or, where an insurer or reinsurer believes that its own internal model better reflects the inherent risk of its business, an in-house model approved by the BMA. Class 4 (re)insurers, such as the Company, were required to implement the new capital requirements under the BSCR model beginning with fiscal years ending on or after December 31, 2009. The Company’s capital requirements for its Bermuda principal operating subsidiaries, XL Re Ltd and XL Insurance (Bermuda) Ltd, under the BSCR are highlighted in the table above. In addition to the BSCR based requirements, the BMA also prescribes minimum liquidity standards which must be met.

          Under the Insurance Act 1978, amendments thereto and related regulations of Bermuda, the Company’s Bermuda subsidiaries~~, XL Re Ltd and XL Insurance (Bermuda) Ltd,~~ are prohibited from declaring or paying dividends of more than

Proposed Revisions to “Statutory Financial Data” Note	APPENDIX I

25% of each of their prior year’s statutory capital and surplus, or of more than 15% of its statutory capital, unless the Company filed with the Bermuda Monetary Authority a signed affidavit by at least two members of ~~the Company’s~~ such subsidiaries’ Board of Directors and the ~~Company’s~~ Principal Representative attesting that a dividend in excess of this amount would not cause the relevant company to fail to meet its relevant margins. At December 31, 2011 and 2010, the maximum dividend that ~~the~~ such Bermuda operating ~~entities~~ companies could pay, without a signed affidavit, having met minimum levels of statutory capital and surplus and liquidity requirements, was approximately $1.3 billion and $1.3 billion, respectively.

U.S. Property and Casualty Operations

          Unless permitted by the New York Superintendent of Insurance, the Company’s lead property and casualty subsidiary in the United States (“XLRA”) may not pay dividends to shareholders in an aggregate amount in any twelve month period that exceeds the lesser of 10 percent of XLRA’s statutory policyholders’ surplus or 100 percent of its “adjusted net investment income,” as defined. The New York State insurance law also provides that any distribution that is a dividend may only be paid out of statutory earned surplus. At December 31, 2011 and 2010, XLRA had statutory earned surplus of $59.7 million and $184.3 million, respectively. At December 31, 2011, XLRA’s statutory policyholders’ surplus was $2.1 billion, and accordingly, the maximum amount of dividends XLRA can declare and pay in 2012, without prior regulatory approval, is $59.7 million. At December 31, 2011 and 2010, none of the seven property and casualty subsidiaries of XLRA had a statutory earned deficit.

International Operations
          The Company’s international principal operating subsidiaries prepare statutory financial statements based on local laws and regulations. Some jurisdictions impose ~~complex~~ enhanced regulatory requirements on insurance companies while other jurisdictions impose fewer requirements. In some countries, ~~the Company~~ such subsidiaries must obtain licenses issued by governmental authorities to conduct local insurance business. These licenses may be subject to minimum reserves and minimum capital and solvency tests. Jurisdictions may impose fines, censure, and/or impose criminal sanctions for violation of regulatory requirements. The majority of the actual statutory capital outside of the U.S. and Bermuda is held in Ireland ($1.5 billion at December 31, 2011) and the U.K. ($1.1 billion at December 31, 2011). ~~Dividends from the U.K. and Ireland are limited to the equivalent of retained earnings. As part of the restructuring that established~~ The Company’s principal Irish operating subsidiary, XL Re (Europe), ~~the Company~~ is required to ~~notify the~~ seek prior approval from the Irish regulator ~~in order~~ to reduce its share capital ~~levels below $1.5 billion in Ireland~~ or to pay dividends.

Other Restrictions

          XL Group plc, an Irish public limited company (“XL-Ireland”), and XLIT Ltd., an exempted company organized under the laws of the Cayman Islands (“XL-Cayman”), have no operations of their own and their assets consist primarily of investments in subsidiaries. Accordingly, XL-Ireland’s and XL-Cayman’s future cash flows largely depend on the availability of dividends or other permissible payments from subsidiaries as noted above.

          XL-Ireland is subject to certain legal constraints that affect its ability to pay dividends on or redeem or buyback its ordinary shares. While XL-Ireland’s articles of association authorize its board of directors to declare and pay dividends as justified from the profits, under Irish law, XL-Ireland may only pay dividends or buyback or redeem shares using distributable reserves. In addition, no dividend or distribution may be made unless the net assets of XL-Ireland are not less than the aggregate of its share capital plus undistributable reserves and the distribution does not reduce XL-Ireland’s net assets below such aggregate. As of December 31, 2011, XL-Ireland had $4.1 billion in distributable reserves.

          In addition, XL-Cayman is subject to certain constraints that affect its ability to pay dividends on its preferred shares. Under Cayman Islands law, XL-Cayman may not declare or pay a dividend if there are reasonable grounds for believing that XL-Cayman is, or would after the payment be, unable to pay its liabilities as they become due in the ordinary course of business. Also, the terms of XL-Cayman’s preferred shares prohibit declaring or paying dividends on the ordinary shares unless full dividends have been declared and paid on the outstanding preferred shares. Full dividends have been declared and paid on the outstanding preferred shares at December 31, 2011.

          At December 31, 2011, XL-Ireland and XL-Cayman held cash and investments, net of liabilities associated with cash sweeping arrangements, of $1.6 million and $2.0 billion, respectively, compared to $2.8 million and $1.7 billion, respectively, at December 31, 2010.

          The ability to declare and pay dividends may also be restricted by financial covenants in the Company’s letters of credit and revolving credit facilities. The Company was in compliance with all covenants by significant margins at December 31, 2011, and the Company currently remains in compliance.